Exhibit (a)(1)(G)

May 23, 2002

[fill in name]

[fill in address]

[fill in address]

Dear Stockholders of Pubco Corporation:

Pubco has determined to repurchase 100,000 shares of its Common Stock, par value $.01 per share and Class B Stock, par value $.01 per share (collectively, the “Shares”) at $10 per Share in cash by way of an Offer to Purchase, a copy of which is enclosed.

According to our records you own [fill in #] Shares. Should you sell all those Shares in this offer, the total proceeds will be $[fill in $], assuming all are accepted for purchase. In calculating the number of Shares, we have made adjustments for conversion of the stock of acquired companies and prior corporate actions that may not be reflected in your stock certificate.

To submit Shares in this offer, most holders will need only to send in the stock certificate along with a completed and signed Letter of Transmittal and a certification of taxpayer ID number (both enclosed). If you have lost your stock certificate or if you have questions, please call our corporate secretary at (216)881-5300 x3200 or our assistant secretary at (216)881-5300 x3206.

We encourage you to read carefully the Offer to Purchase and related materials. Our Board of Directors has approved the offer on behalf of Pubco. However, neither Pubco nor the Board of Directors makes any recommendation to you as to whether you should sell or refrain from selling your shares. You must make your own decision as to whether to submit your shares and, if so, how many shares to submit.

The offer will expire on June 21, 2002.

Sincerely,

Pubco Corporation